Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 7, 2018, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If the Fund (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, the Fund will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Fund cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund by the Dealer Manager, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase

By

Altaba Inc.

For Up to 195,000,000 of the Issued and Outstanding Shares of its Common Stock

In Exchange For

American Depositary Shares

of

Alibaba Group Holding Limited

Plus an Additional Amount in Cash

Altaba Inc. (the “Fund,” “Altaba,” “we” or “us”), a non-diversified, closed-end management investment company registered as a Delaware corporation, is offering to purchase up to 195,000,000 (approximately 24%) of the Fund’s issued and outstanding common stock, par value $0.001 per share (the “Shares”), that are properly tendered in the Offer (as defined below) and not properly withdrawn. For each Share accepted in the Offer, stockholders will receive: (i) 0.35 American Depositary Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited, a Cayman Islands company (“Alibaba”), which are held by the Fund in its investment portfolio, less any Alibaba ADSs withheld to satisfy applicable withholding taxes and subject to adjustment for fractional Alibaba ADSs (the “ADS Portion”), and (ii) an amount in cash equal to the Alibaba VWAP (as defined below) multiplied by 0.05, less any cash withheld to satisfy applicable withholding taxes and without interest (the “Cash Portion” and, together with the ADS Portion, the “Offer Consideration”), upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used but not otherwise defined in this notice shall have the meanings given in the Offer to Purchase.

Alibaba ADSs are listed on the New York Stock Exchange (the “NYSE”) and trade under the symbol “BABA.” Each Alibaba ADS represents an ordinary share, par value $0.000025 per share (the “Alibaba Ordinary Shares” and, together with the Alibaba ADSs, the “Alibaba Shares”), of Alibaba. The “Alibaba VWAP” (determined as described in the Offer to Purchase) means the daily volume-weighted average price for an Alibaba ADS, on the second trading day prior to the Expiration Date (the “Determination Date”). The Fund will announce the Alibaba VWAP and the Cash Portion of the Offer Consideration payable for Shares pursuant to the Offer by press release and on the Offer webpage described below no later than 4:30 p.m., New York City time, on the Determination Date (July 9, 2018 based on the current Expiration Date). Such press release will also be filed as an amendment to the Schedule TO-I that the Fund has filed with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Offer.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 11, 2018, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). THE OFFER IS SUBJECT TO IMPORTANT TERMS AND CONDITIONS, INCLUDING THE CONDITIONS LISTED IN SECTION 7 OF THE OFFER TO PURCHASE.

Consistent with the Fund’s investment objective, the purpose of the Offer is to seek to increase the price at which its Shares trade relative to the then-current value of its principal underlying assets (its Alibaba Shares and its shares of common stock of Yahoo Japan Corporation). The Fund has sought and continues to seek to reduce the discount at which its Shares trade relative to their net asset value while simplifying its net asset base and returning capital to its stockholders in ways that are accretive and increase stockholder value. The Fund believes that the Offer represents a significant step in the Fund’s efforts to achieve its investment objective.

The Fund believes that the Offer is an efficient and expedient means for the Fund to pursue its investment objective and policies, while preserving the Fund’s flexibility to pursue a variety of other methods to narrow the discount at which its Shares trade relative to its net asset value and return capital to stockholders. The Fund expects the Offer to be accretive to remaining stockholders, although there is no assurance that it will, or will continue to, have such effect. In addition, the Offer provides stockholders with the option to either sell some (or potentially all) of their Shares at a premium (based on the market prices of the Shares and Alibaba ADSs (including the Alibaba VWAP) on the last trading day prior to commencement of the Offer) in the Offer or retain all of their Shares and be able to participate in any potential future increases or decreases in stockholder value and/or sell their Shares for cash in market transactions on the Nasdaq Global Select Market (“Nasdaq”).

The Offer is not conditioned upon the tender of any minimum number of Shares. The Offer is, however, subject to a number of other terms and conditions, including, among others, the conditions that: (i) the Fund shall have sold at least 10,000,000 Alibaba ADSs in the sale by the Fund of a portion of its Alibaba ADSs and (ii) the SEC shall have granted an exemptive order permitting participation by any stockholder of the Fund who is an “affiliated person” of the Fund either (x) solely by reason of owning, controlling or holding the power to vote 5% or more of the Shares or (y) because it is a fund managed by one of the Fund’s external investment advisors.

WHILE THE FUND’S BOARD OF DIRECTORS HAS AUTHORIZED THE OFFER, IT HAS NOT MADE AND IS NOT MAKING, AND NONE OF THE FUND, THE FUND’S AFFILIATES OR SUBSIDIARIES, THE FUND’S INVESTMENT ADVISORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE EXCHANGE AGENT HAS MADE, OR IS MAKING, ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISIONS AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. BEFORE TAKING ANY ACTION WITH RESPECT TO THE OFFER, YOU SHOULD READ CAREFULLY THE INFORMATION IN, OR INCORPORATED BY REFERENCE IN, THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SEE SECTION 2 OF THE OFFER TO PURCHASE. YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISORS, FINANCIAL ADVISORS AND/OR BROKERS.

THE FUND’S DIRECTORS AND EXECUTIVE OFFICERS HAVE INFORMED THE FUND THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE OFFER.

Odd Lot Holders who hold Shares registered in their names and tender their Shares directly to Computershare Trust Company, N.A., the Exchange Agent for the Offer, and whose Shares are purchased pursuant to the Offer, will avoid any applicable odd lot discounts that might be payable on sales of their Shares. However, if a stockholder owns Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders such Shares on the stockholder’s behalf, the nominee may charge the stockholder a fee for doing so. Stockholders should consult their banks, brokers, dealers, trust companies or other nominees to determine whether any charges will apply.

Promptly after the Expiration Date, the Fund will, upon the terms and subject to the conditions of the Offer, accept for purchase, and will thereafter promptly purchase, all Shares properly tendered and not properly withdrawn in the Offer prior to the Expiration Date.

Throughout the Offer, a dedicated webpage will be available at http://www.innisfreema.com/tender/aaba, which will provide, among other information, (i) the current closing prices of the Shares on the Nasdaq and Alibaba ADSs on the NYSE, (ii) the current Alibaba VWAP (or, when available, the final Alibaba VWAP), (iii) the indicative value of the Cash Portion payable for a Share pursuant to the Offer based on the current Alibaba VWAP (or, when available, the final Alibaba VWAP), (iv) the indicative value of the ADS Portion payable for a Share pursuant to the Offer based on the current Alibaba ADS closing price, (v) the indicative value of the Offer Consideration payable for a Share, based on the current Alibaba VWAP (or, when available, the final Alibaba VWAP) and the current Alibaba ADS closing price (which is the sum of the amounts in clauses (iii) and (iv) above), (vi) the Fund’s Adjusted NAV and estimated current net asset value, and (vii) the amount by which the indicative value of the Offer Consideration is less than the Adjusted NAV and estimated net asset value per share of the Fund, expressed as a percentage of the Adjusted NAV and estimated net asset value. For additional information about how we calculate net asset value, see Section 12 of the Offer to Purchase. Stockholders may contact Innisfree M&A Incorporated, the Information Agent for the Offer, to obtain the same pricing information that is posted on such dedicated webpage at the address and telephone number set forth at the end of this notice. You are urged to obtain current market quotations for the Shares and the Alibaba ADSs, and current information regarding the Alibaba VWAP before deciding whether to tender your Shares pursuant to the Offer.

All Shares purchased in the Offer will be purchased for the Offer Consideration. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered may not be purchased if the number of Shares properly tendered in the Offer and not withdrawn prior to the Expiration Date exceeds 195,000,000.

As of June 6, 2018, we had 800,508,196 issued and outstanding Shares. Assuming that the conditions to the Offer are satisfied or waived, the Fund will accept for purchase, and will pay for, an aggregate amount of up to 195,000,000 Shares that are properly tendered and not properly withdrawn prior to the Expiration Date, which would represent approximately 24% of our issued and outstanding Shares.

On June 6, 2018, the last full trading day prior to the announcement of the Offer, the reported closing price of the Alibaba ADSs on the NYSE was $208.30 per ADS and the Alibaba VWAP was $208.8445. Based on the closing price of the Alibaba ADSs and the Alibaba VWAP on such date, the value of the Offer Consideration on June 6, 2018, before any amounts withheld to satisfy applicable withholding taxes, would have been $83.35, representing a 23.7% discount to the Fund’s Adjusted NAV and a 3.8% premium to the closing price of the Shares on such date.

Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date exceeds 195,000,000, the Fund will proceed as follows:

•	First, we will accept for exchange all Shares tendered by any Odd Lot Holder who: (i) properly tenders and does not properly withdraw all Shares owned by such Odd Lot Holder (tenders of less than all of the Shares owned by an Odd Lot Holder will not qualify for this preference) and (ii) completes the section entitled “Odd Lots” in the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (or, in the case of a beneficial owner, arranges with the owner’s broker, dealer, commercial bank, trust company or other nominee for such completion or Agent’s Message); and

•	Second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, we will accept Shares from all other stockholders who properly tender Shares and do not properly withdraw them prior to the Expiration Date, on a pro-rata basis, with appropriate adjustments to avoid the purchase of fractional Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), until we have purchased an aggregate number of Shares equal to 195,000,000; and

•	Third, only if necessary to permit us to purchase an aggregate number of Shares equal to 195,000,000, we will accept Shares from holders who properly tender Shares and do not properly withdraw them prior to the Expiration Date conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares prior to the Expiration Date.

As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that all of the Shares that a stockholder tenders in the Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of Shares, it is possible that none of those Shares will be purchased. Stockholders wishing to tender their Shares must follow the procedures for tendering Shares set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

For purposes of the Offer, the Fund will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered (and not properly withdrawn) only when, and if, the Fund gives notice to the Exchange Agent of its acceptance of the Shares for payment pursuant to the Offer.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (1) certificates for the Shares, or a timely confirmation of the book-entry transfer of the Shares into the Exchange Agent’s account at The Depositary Trust Company (“DTC”), (2) a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (3) any other documents required by the Letter of Transmittal.

We are not providing for guaranteed delivery procedures. Accordingly, you must allow sufficient time for the necessary tender procedures to be completed during normal business hours on or prior to the Expiration Date. Tenders received by the Exchange Agent after the Expiration Date will be disregarded and of no effect. In all cases, you will receive the Offer Consideration for your tendered Shares only after timely receipt by the Exchange Agent of certificates for such Shares, if any, or of a confirmation of a book-entry transfer of such Shares, and a properly completed and duly executed Letter of Transmittal and any other required documents.

If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased Shares will be returned to the tendering stockholders promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

If any certificate representing Shares has been lost or destroyed, the stockholder should promptly follow the procedures set forth in Section 3 of the Offer to Purchase.

We expressly reserve the right, in our sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by us to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by notifying the Exchange Agent of such extension and making a public announcement of such extension. We will also extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or any of the rules and regulations, including listing standards, of Nasdaq. In the event of an extension, all of the Shares properly tendered and not properly withdrawn will remain subject to the Offer. Under such extension, each holder will continue to have the right to withdraw Shares previously tendered. We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares, upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase, by notifying the Exchange Agent of such termination or postponement and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 promulgated under the 1934 Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered pursuant to the Offer to stockholders).

Any extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement, in the case of an extension, to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Fund may choose to make any public announcement, except as provided by applicable law (including Rules 13e-4(c), 13e-4(e) and 14e-1 under the 1934 Act, which require that material changes be promptly disseminated to holders of Shares), the Fund will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through BusinessWire or another comparable service.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Date. In addition, unless the Fund has already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 11:59 p.m., New York City time, on August 2, 2018.

For a withdrawal to be effective, a written or emailed notice of withdrawal must be received in a timely manner by the Exchange Agent at one of its addresses set forth on the back cover page of the Offer to Purchase or emailed to canoticeofguarantee@computershare.com, and any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn, the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for Shares to be withdrawn and, unless an Eligible Institution has tendered those Shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, properly withdrawn Shares may be re-tendered prior to the Expiration Date by again following one of the procedures described in Section 3 of the Offer to Purchase.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Fund in its sole discretion and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Fund reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of Shares by any stockholder, whether or not the Fund waives similar defects or irregularities in the case of any other stockholder. None of the Fund, the Exchange Agent, the Information Agent, the Dealer Manager or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

Generally, if you are a U.S. Holder, the receipt of the Offer Consideration from us in exchange for the Shares you tender in the Offer will be a taxable event for U.S. federal income tax purposes. The receipt of the Offer Consideration for your tendered Shares will generally be treated for U.S. federal income tax purposes as either (1) a sale or exchange eligible for capital gain or loss treatment if certain requirements are satisfied or (2) a distribution in respect of stock by the Fund if those requirements are not satisfied. If you are a Non-U.S. Holder, the Offer Consideration may be subject to 30% U.S. federal withholding tax unless you properly establish a reduced rate of, or an exemption from, such withholding tax. All stockholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and the differing rules for U.S. Holders and Non-U.S. Holders and should consult their own tax advisor regarding the tax consequences of the Offer.

All Shares purchased by the Fund pursuant to the Offer will be either cancelled or held as treasury stock.

The Alibaba ADSs to be exchanged pursuant to the Offer are being offered and exchanged pursuant to the exemption from registration under the Securities Act of 1933 (the “1933 Act”) provided by Section 4(a)(1) of the 1933 Act.

The Offer to Purchase and the Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the Fund’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference. The Fund is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase or the Letter of Transmittal to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Fund’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Stockholders may call toll free: (877) 750-9497 Banks and Brokers may call collect: (212) 750-5833	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 Direct: (212) 622-4401 Toll Free: (877) 371-5947

June 7, 2018